SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO-C

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

PW Aspen Fund, L.L.C.
(Name of Issuer)

PW Aspen Fund, L.L.C.
(Name of Person(s) Filing Statement)

Limited Liability Company Interests
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Mark D. Goldstein, Esq.
PaineWebber Incorporated
1285 Avenue of the Americas
New York, New York 10019
(212) 713-2000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
Stuart H. Coleman, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038
(212) 806-5400

CALCULATION OF FILING FEE

Transaction Valuation: $85,000,000(a)	Amount of Filing Fee: $17,000(b)
(a)	Calculated as the aggregate maximum purchase price for limited liability company interests.
(b)	Previously paid. Calculated at 1/50th of 1% of the Transaction Valuation.

[x]  Check the box if any part of the fee is offset as provided by Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $17,000
Form or Registration No.:  Schedule TO
Filing Party:  PW Aspen Fund, L.L.C.
Date Filed:  November 13, 2000

[  ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[  ]  third-party tender offer subject to Rule 14d-1.

[x]  issuer tender offer subject to Rule 13e-4.

[  ]  going-private transaction subject to Rule 13e-3.

[  ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  [  ]

Item 12.           Exhibits.

Item 12 is hereby supplemented and amended by adding the following:
F.	Form of Letter dated December 4, 2000 from the Fund to Investors relating to the Fund's recent performance.

EXHIBIT INDEX

Exhibit

F	Form of Letter dated December 4, 2000 from the Fund to Investors relating to the Fund's recent performance

Exhibit F

Form of Letter dated December 4, 2000 from the Fund to Investors relating to the Fund's recent performance

PaineWebber Incorporated
1285 Avenue of the Americas
14th Floor
New York, NY 10019

PaineWebber
Alternative Investment Group

December 4, 2000

Dear Investor:

While many of you joined us for the November 9, 2000 conference call featuring portfolio manager Morris Mark, we are writing to provide you with an update on PW Aspen Fund (the "Fund") performance. Unfortunately, the Fund has not been immune to the violent sell-off that the media, telecommunications and Internet sectors experienced during November. CONFIDENTIAL PORTION- THIS INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SEC.1

This year, financial markets have not rewarded Morris Mark’s investment style and stock selection, which continues to be focused on technology, media and telecommunication issues. Through the end of November, for example, the multimedia networking sector is off by nearly **%2, the telecommunications sector is off by nearly **%3 and the Internet sector is off by more than **%4--each for the year. These technology sub-sectors currently represent approximately half of the Fund’s portfolio.

Morris is a stock picker who has centered his portfolio around select companies. This portfolio was built around his belief that significant long-term growth opportunities will be brought to bear from the development and deployment of digital technologies. His long-term view remains undeterred from the market’s recent volatility and he remains fully invested on the long side.

Should you have any questions regarding your investment, please contact your Financial Advisor or our Client Services representatives at (800) 486-2608. To obtain the most current estimated Net Asset Value of your interest in the Fund, please call PFPC, Inc. at (877) 431-1973.

Sincerely,

/s/ Gregory Brousseau Gregory Brousseau (212) 713-3360 gb@painewebber.com	/s/ Mitchell Tanzman Mitchell Tanzman (212) 713-3361 mtanzman@painewebber.com

CC: Financial Advisor

__________

1   The performance information does not reflect the payment of a placement fee, which if charged would reduce performance. The stated performance reflects the estimated return for an original investor since inception of the Fund on November 22, 1999. CONFIDENTIAL PORTION- THIS INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SEC. The information contained herein is based on sources believed reliable, but its accuracy cannot be guaranteed. Past performance is no guarantee of future results. The Fund’s portfolio is actively managed and is subject to change.

2   Goldman Sachs Technology Multimedia Networking Index

3   Nasdaq Telecom Index

4   Goldman Sachs Technology Internet Index

**  CONFIDENTIAL PORTION - THIS INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SEC.